Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004-1109 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 25, 2018

Board of Directors

Equifax Inc.

1550 Peachtree Street N.W.

Atlanta, Georgia 30309

Ladies and Gentlemen:

We are acting as counsel to Equifax Inc., a Georgia corporation (the “Company”), in connection with the issuance pursuant to an Indenture dated as of May 12, 2016 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture, dated the date hereof relating to the 2021 Notes (as defined below) (the “Third Supplemental Indenture”), a Fourth Supplemental Indenture, dated the date hereof relating to the 2023 Notes (as defined below) (the “Fourth Supplemental Indenture”) and a Fifth Supplemental Indenture, dated the date hereof relating to the Floating Rate Notes (as defined below) (the “Fifth Supplement Indenture” and together with the Base Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the “Indenture”), between the Company and the Trustee, of $300 million aggregate principal amount of the Company’s 3.600% Senior Notes due 2021 (the “2021 Notes”), $400 million aggregate principal amount of the Company’s 3.950% Senior Notes due 2023 (the “2023 Notes”) and $300 million aggregate principal amount of the Company’s Floating Rate Notes due 2021 (the “Floating Rate Notes” and, together with the 2021 Notes and the 2023 Notes, the “Notes”), and the sale of the Notes pursuant to an Underwriting Agreement, dated May 23, 2018 (the “Agreement”), among the Company and J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc., as representatives of the several underwriters named therein (the “Underwriters”), and pursuant to the Company’s automatic shelf registration statement on Form S-3 (File No. 333-210962) filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2016 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Ulaanbaatar Zagreb. Business Service Centers: Johannesburg Louisville. For more information see www.hoganlovells.com

Equifax Inc.	- 2 -	May 25, 2018

For purposes of this opinion letter, we have assumed that (i) each party to the Indenture has all requisite power and authority under all applicable law and governing documents to execute, deliver and perform its obligations under the Indenture, and each such party has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Indenture against the Company; (ii) each such party has duly authorized and, with respect to the Company to the extent governed by Georgia law, executed and delivered the Indenture; (iii) each party to the Indenture is validly existing and in good standing in all necessary jurisdictions; (iv) the Indenture constitutes a valid and binding obligation, enforceable against each of such other parties other than the Company in accordance with its terms; (v) there has been no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability; and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party), that would, in any such case, define, supplement or qualify the terms of the Indenture. We have also assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level), as currently in effect. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules or regulations may have on the opinion expressed herein). Insofar as the opinions expressed herein relate to or are dependent upon matters governed by Georgia law, we have relied, without independent investigation, upon, and our opinions expressed herein are subject to all of the qualifications, assumptions and limitations expressed in, the opinion dated May 25, 2018 of John J. Kelley III, Chief Legal Officer of the Company, filed as Exhibit 5.2 to the Current Report on Form 8-K on the date hereof relating to the offer and sale of the Notes.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration for the Notes specified in the Underwriting Agreement, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Securities are considered in a proceeding in equity or at law).

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference in the Registration Statement and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this opinion letter.

Equifax Inc.	- 3 -	May 25, 2018

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus dated May 23, 2018 that forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP